Exhibit 99.1

Greenbrook TMS Announces Closing of Achieve TMS East and Central Acquisition

TORONTO--(BUSINESS WIRE)--October 1, 2021--Greenbrook TMS Inc. (TSX: GTMS) (NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, is pleased to announce the closing of the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”).

The initial aggregate purchase price for Achieve TMS East/Central was US$8.0 million, net of Achieve TMS East/Central’s cash and debt and subject to customary working capital adjustments. In addition, a portion of the total purchase price payable in respect of the Acquisition is subject to a capped earn-out of up to an additional US$2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the acquisition.

Bill Leonard, President and CEO commented: “I am thrilled to announce that we have acquired Achieve TMS East and Achieve TMS Central, adding 17 centers into the Greenbrook family. This acquisition brings the Greenbrook care experience to more communities, and further strengthens our platform for sustained growth. Changing patients’ lives for the better is the fuel that motivates our work. I’m excited to welcome Achieve TMS East and Achieve TMS Central into the Greenbrook family and look forward to the impact we will all have together.”

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 675,000 TMS treatments to over 19,000 patients struggling with depression.

Forward-Looking Statements:

Certain information in this press release, including with respect to the Company’s future financial or operating performance, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively, including the Base Shelf Prospectus and the Registration Statement. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

For further information contact:

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact information:
investorrelations@greenbrooktms.com
1-855-797-4867